Exhibit 99.1

PRESS RELEASE

October 15, 2014

Geir Bergvoll becomes new President and CEO of Eksportfinans

Eksportfinans’ Board of Directors has today appointed Geir Bergvoll (62) as President and CEO of the company. Since 2008 Geir Bergvoll has been Chairman of the Board of Directors and he will succeed Gisele Marchand with effect from November 1, 2014.

The Board has conducted a thorough process in order to find a new President and CEO of Eksportfinans ASA. Geir Bergvoll has substantial experience, both in Norway and internationally, from various management positions within DNB and Union Bank of Norway (Sparebanken NOR). His longstanding experience as Chairman of the Board of Directors of Eksportfinans will secure a good continuation of the company’s business.

“The Board is pleased with the appointment of Geir Bergvoll as new President and CEO of Eksportfinans. His expertise within banking and finance as well as in depth knowledge of Eksportfinans makes him highly qualified to implement the company strategy in the coming years”, says Deputy Chairman of the Board of Directors and Chief Risk Officer of Nordea Bank Norway, Sigurd Carlsen.

“I look forward to taking up the position as President and CEO of Eksportfinans, working together with highly skilled colleagues in order to continue the company’s stable operations and good solidity and liquidity”, says new President and CEO of Eksportfinans, Geir Bergvoll.

For further information, please contact:

Deputy Chief of the Board of Directors Sigurd Carlsen:

•	tel: +47 950 61 606,

•	e-mail: sigurd.carlsen@nordea.com

Contact person in Eksportfinans:

EVP Director of Staff / Communications Elise Lindbæk,

•	tel: +47 22 01 22 64 / +47 905 18 250,

•	e-mail: el@eksportfinans.no

  Facts about Eksportfinans ASA

Eksportfinans manages a solid portfolio of loans to the Norwegian export industry and foreign buyers of Norwegian capital goods. The loans are guaranteed by GIEK (The Norwegian Guarantee Institute for Export Credits) and/or banks. The company also manages a substantial portfolio of international securities. The business is funded through bonds and commercial paper issued in the international capital markets. Eksportfinans was established in 1962 and is owned by banks operating in Norway and the Ministry of Trade, Industry and Fisheries on behalf of the Norwegian government. Entering 2014 total assets amounted to approximately NOK 100 billion. The company is staffed by highly skilled individuals, around 50 in total, and is located in Dronning Maud’s gate (Vika) in central Oslo.

For more information about Eksportfinans, please refer to www.eksportfinans.no